January 5, 2011

VIA EDGAR FILING SUBMISSION

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Kiska Metals Corporation (the “Corporation”)

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

File No. 000-31100

Dear Mr. Giugliano:

The Corporation acknowledges receipt of your comment letter dated December 30, 2010 in regards to the above-referenced filings.

Due to the nature of the information that you have asked the Corporation to provide and the unavailability of its officers, auditors and engineers due to year-end holidays and vacations, the Corporation respectfully requests an extension of time of 15 business days to provide the Corporation’s written response to the Commission’s comments. The Corporation will work towards providing its response on or before February 4, 2011. Should it appear that the Corporation’s response will require additional time, it will advise you in advance and seek your guidance.

Thank you for your consideration in this matter.

Yours truly,

KISKA METALS CORPORATION

/s/ A. Rothwell

Adrian Rothwell, C.A.

Chief Financial Officer

Suite 575, 800 West Pender St., Vancouver, BC, Canada V6C 3A8

Tel: 604.669.6660 | Fax: 604.669.0898 | info@kiskametals.com | www.kiskametals.com